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Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 1 Dated March 13, 2015
To Prospectus Dated February 19, 2015

This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated February 19, 2015 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

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Management Compensation

The first paragraph under the caption "Prospectus Summary — Compensation" on page 15 and the first paragraph under the caption "Management Compensation" on page 81 of the Prospectus is superseded in its entirety by the following:

Repurchase of Special General Partner Interest.    If we terminate or do not renew the advisory agreement (including as a result of a merger, sale of substantially all of our assets or a liquidation), or if our advisor resigns, all after two years from the start of operations of our operating partnership, our operating partnership will have the right, but not the obligation, to repurchase all or a portion of Carey Watermark Holdings 2's available cash and subordinated incentive interests in our operating partnership at the fair market value of those interests on the date of termination.

The fair market value of the special general partner's subordinated incentive interest will be equal to 15% of the amount that would have been distributed to the stockholders if all assets of the operating partnership had been sold for fair market value (as determined based on the report of an independent appraiser), all liabilities had been satisfied and the stockholders received cumulative returns equal to their invested capital plus the 6% preferred return rate. The subordinated incentive interest will be paid in the form of a promissory note bearing interest at a reasonable rate until paid. Payment of the note will be deferred until either, (a) the closing of asset sales, a merger or other business combination transaction, or a liquidity event that results in aggregate cumulative returns to stockholders of their invested capital plus the 6% preferred return rate; or (b) a listing. If the promissory note has not been paid in full within three years from the termination date, then our advisor may elect to convert the balance of the note into operating partnership units or shares of our common stock.

Risk Factors

The risk factor under the caption "Exercising our right to repurchase all or a portion of Carey Watermark Holdings 2's interests in our operating partnership upon certain termination events could be prohibitively expensive and could deter us from terminating the advisory agreement" beginning on page 25 of the Prospectus is superseded in its entirety by the following:

The termination or resignation of CLA as our advisor, or non-renewal of the advisory agreement, and replacement with an entity that is not an affiliate of the advisor, all after two years from the start of operations of our operating partnership, would give our operating partnership the right, but not the obligation, to repurchase all or a portion of Carey Watermark Holdings 2's interests in our operating partnership at the fair market value of those interests on the date of termination. This repurchase could be prohibitively expensive, could require the operating partnership to have to sell assets to raise sufficient funds to complete the repurchase and could discourage or deter us from terminating the advisory agreement, even for poor performance by our advisor or the subadvisor. Alternatively, if our operating partnership does not exercise its repurchase right, we might be unable to find another entity that would be willing to act as our advisor while Carey Watermark Holdings 2 owns a significant interest in the operating partnership. If we do find another entity to act as our advisor, we may be subject to higher fees than the fees charged by CLA.

Board of Directors

The director nominees were elected to our board on February 9, 2015 when the registration statement of which the Prospectus is a part was declared effective.

Industry Overview

The industry information on pages 54 to 64 under the caption "Investment Objectives, Procedures and Policies" is superseded in its entirety by the following:

The following commercial real estate and lodging industry information contains historical data and forward-looking information, including historical and forecasted changes in hotel room values, RevPAR and net operating income for the U.S. hotel industry for the periods indicated in the charts. The amounts and percentages shown in the charts do not reflect returns realized or potentially realizable from lodging investments during those periods. The amounts and percentages should not be construed as indicators of the returns that may be realized by an investor in our common stock. In addition, certain assumptions regarding macroeconomic factors are incorporated into the forecasts and actual results may vary depending on whether those assumptions prove accurate. In particular, factors such as GDP, unemployment and consumer spending, among others, may all impact the forecasted results. Investments in the lodging industry are subject to risks, as described in "Risk Factors — Risks Related to Investments in the Lodging Industry," and there can be no assurance that the estimates discussed below will be realized.

Overview

Lodging properties can provide a potentially effective inflation hedge as hotel operators can adjust room rates on nearly a daily basis utilizing advanced yield management systems, reflecting real-time market conditions. Typical lease terms for major property types are set forth in the table below.

Source: CWI 2 Management

Transaction volumes for both commercial real estate and hotels declined significantly in 2008 and 2009. According to Real Capital Analytics, commercial real estate sales volume declined from $410 billion in 2007 to $121 billion and $52 billion in 2008 and 2009, respectively. As illustrated in the chart below, according to Jones Lang LaSalle Hotels, the aggregate value of sale transactions involving hotels in the

Americas, which includes both North and South America, has increased in each of the last five years; however, it remains well below the peak experienced in 2007.

Source: Data obtained from information that Jones Lang LaSalle Hotels generally makes available on a public basis.

The CMBS market had been a growing and important source of commercial real estate debt capital, that source of capital effectively collapsed in 2008 as the broader markets experienced financial crisis and recession.

Source: Commercial Mortgage Alert

This decline in the CMBS market coincided with reduced bank lending and more conservative underwriting guidelines. According to the Federal Deposit Insurance Corporation (the "FDIC"), in its fourth quarter 2009 Quarterly Banking Profile, total assets of insured institutions declined by $731.7 billion, or 5.3%, in 2009, which is the largest annual percentage decline since the inception of the FDIC in 1933. In 2011 and 2012, total assets of insured institutions increased 4.2% and 4.0%, respectively, year-over-year, significantly lower than annual growth rates from 2004 to 2008. One result of these conditions is that commercial real estate debt availability declined precipitously during 2008 to 2009, contributing to reduced sales transactions and property values during that period. According to Trepp LLC, approximately $1.7 trillion of commercial mortgage debt will mature during the period 2013 to 2017. As a result of declines in hotel values during the recent economic downturn and a more conservative lending environment, certain owners of lodging properties are continuing to experience distressed situations as they face the inability to refinance this existing debt as it comes due.

Source: Trepp LLC

While hotel sector values have experienced recovery from the trough in 2009, CoStar Group Inc. has indicated that the US Primary Type-Equal Weighted Quarterly Index reveals that hotel values lag behind other major property types in the level of recovery. The chart below depicts the value recovery rate across the hotel and other real estate sectors. The data indicates that lodging sector values remain approximately 21.0% below their peak prior to the recent recession, while the other sectors of real estate have recovered to a greater degree with retail and multi-family being within 10.0% of their peak.

Source: CoStar Group Inc.

Supply and Demand

The limited debt availability for new construction, the long lead times for new development and the decline in industry and economic fundamentals in 2008 and 2009 have limited and are currently expected to continue to constrain new hotel room supply growth over the next couple of years. Recovery since 2008 and 2009 has been slow and the number of new hotel projects underway grew from approximately 1,700 in January 2012 to 2,925 in January 2014. The 2,925 new hotel construction projects represents approximately half of the 5,801 projects active six years earlier. Most of the lodging properties currently under construction fall into mid-tier categories, while the supply of those at either end of the spectrum — economy and luxury/resort — continue to lag behind demand. We believe the constrained growth in new supply coupled with strengthening demand will result in additional pricing power for hotels and a continued trend of increasing ADR. As illustrated in the chart below, after increasing 2.8% year-over-year in 2009, hotel room supply increased 1.7%, 0.5%, 0.4%, 0.7% and 0.9% in 2010, 2011, 2012, 2013 and 2014, respectively, and is forecast to increase just 1.5% in 2015, still below the 35-year average growth rate of 2.0% during the period from 1980 to 2014.

Source: PwC Hospitality Directions January 2015

Since the 2008-2009 economic downturn, lodging demand has increased in each of the last four years. According to PwC, lodging demand growth rates were as follows over the past five years: 2010 +7.2%, 2011 +4.6%, 2012 +2.8%, 2013 +2.1% and 2014 +4.5%. U.S. lodging demand reached an all-time high in 2014, with approximately 1.2 billion consumed room nights. Analysts at PwC project lodging demand growth in 2015 lodging demand growth to be +2.6%. There are several factors contributing to the favorable demand outlook. Supply growth remains below the long term average growth rate of 2%, averaging 0.8% over the last five years. In addition, improving economic conditions in the U.S. have led to increases in both business and leisure travel. Total travel expenditures have continued to increase year-over-year from the trough experienced in 2009. Demand from international travelers continues to improve, with the total number of international visitors to the U.S. increasing by 27% since 2009. The chart below illustrates demand as annualized occupied room nights per capita.

Source: World Bank; Smith Travel Research; PwC Hospitality Directions January 2015

As shown in the chart below, the US Travel Association has projected total US travel expenditures to continue to grow year-over-year through 2017 and has projected 16% growth in travel expenditures for the period from 2013 through 2017.

Source: US Travel Association US Travel Forecast

The lodging industry is a primary component of the travel and tourism industry, which is one of the largest industries in terms of its contribution to U.S. GDP. Year-over-year demand for U.S. hotel rooms has increased in 21 of the past 25 years. Furthermore, total demand for U.S. hotel rooms during that same 25-year period increased by approximately 49%. While total lodging demand is not tracked on a global basis, the United Nations World Tourism Organization ("UNWTO") maintains data on total worldwide tourist arrivals, which can be indicative of the fundamentals supporting lodging demand. According to UNWTO, total worldwide tourist arrivals were approximately 1.1 billion people in 2014, up from 436.0 million in 1990 and 25.3 million in 1950 and are projected to grow to approximately 1.8 billion people by 2030.

Source: UNTWO

We believe that demand in the U.S. lodging sector should continue to increase in the long-term due to the following factors:

  •
  Growth in international trade and commerce, the opening of emerging markets, exposure of consumers through the media to various travel alternatives, and the expansion of travel infrastructure have contributed to an increased propensity for consumers to travel and spend on business and leisure activities.

  •
  Demographics for the lodging industry are advantageous. Members of the largest age cohort in United States history, the "Baby Boomer" generation (individuals born between 1946 and 1964), have shown an increased interest in leisure pursuits and as they approach retirement they are expected to engage in greater travel, which should in turn increase demand for lodging. Roughly 10,000 Baby Boomers reach the age of 65 every day, a rate that is projected to continue for the next 14 years, according to the Pew Research Center. Many lodging demand segments such as leisure, international, and conference and association meetings have been growing faster than the economy as a whole.

Improving Fundamentals of Lodging

The economic crisis of 2008 through 2009 negatively impacted hotel fundamentals, as indicated by the decline in industry RevPAR of 1.8% and 16.7% year-over-year in 2008 and 2009, respectively. According to PKF Hospitality Research, LLC, or PKF, the 2009 RevPAR decline was the highest annual decline since the early 1930s. As illustrated in the chart below, given the significant RevPAR decline and despite aggressive cost cutting efforts industry wide, PKF estimates that unit-level net operating income, or NOI, declined 35.4% year-over-year in 2009, the greatest annual decline since PKF began tracking U.S. hotel performance in the 1930s. After two years of declining industry fundamentals in 2008 and 2009, the lodging industry rebounded earlier, and the recovery has been more pronounced, than most expected. According to Smith Travel Research, RevPAR increased 5.5% year-over-year in 2010, followed by increases of 8.2% in 2011, 6.8% in 2012, 5.4% in 2013 and 8.3% in 2014. Industry analysts currently project RevPAR growth as follows for the next two years:

  •
  2015 Smith Travel Research 6.4%, and PKF 7.6%

  •
  2016 Smith Travel Research 5.9%, and PKF 6.6%

The first chart that follows is based on data provided by Smith Travel Research and PKF Consulting USA, LLC. As illustrated in the second chart that follows, in its forecast, PKF estimated that hotel unit-level NOIs increased 12.7%, 10.2% and 10.1% year-over-year, in 2011, 2012 and 2013, respectively, and is projecting increases of 12.4% in 2014 and 14.2% in 2015.

Source: Smith Travel Research & PKF Consulting USA, LLC

Source: Smith Travel Research

According to Smith Travel Research, RevPAR grew for 112 consecutive months from 1992 to 2001 and for 65 consecutive months from 2003 to 2008. In this current cycle, RevPAR has grown for 53 consecutive periods through January 2015. We believe the RevPAR growth will continue to benefit from the continued economic recovery and a rate of supply growth below historical averages. We believe that, due to the historically cyclical nature of the lodging industry, we will not only be able to benefit from the anticipated continued U.S. economic strengthening, but also the related improvement of lodging industry fundamentals.

As illustrated in the chart below, hotel sector values declined approximately 43% from their 2006 peak through 2009, increased 17% year-over-year in 2010 and are currently expected to increase at a compound annual growth rate of 16% from January 1, 2009 to the end of 2015. Specifically, according to HVS, hotel sector values increased 15% in 2013, and are projected to increase year-over-year 13% and 11% in 2014 and 2015, respectively.

Source: HVS

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